Canadian Gold Hunter Corp.
2101 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Tel: (604) 689-7842 • Fax: (604) 689-4250 • www.canadiangoldhunter.com

2007 AUG -8 A 6:15

FICE OF INTERNAT
CORPORATE F

July 10, 2007

FILE NO: 82-1540

Securities and Exchange Co[redacted]
Office of International Corpor
450 – 5th Street N.W.
Washington, DC 20549
USA

07025839

SUPPL

Dear Sirs:

Re: Press Release dated July 10, 2007

Please find enclosed a press release which was disseminated today. This press release is filed in maintenance of the company's 12-G exemption.

Yours very truly,

CANADIAN GOLD HUNTER CORP.

Sophia Shane,
Corporate Development

Enc.

PROCESSED
AUG 13 2007
THOMSON
FINANCIAL

CANADIAN GOLD HUNTER CORP.

2101 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Telephone: (604) 689-7842 • Facsimile: (604) 689-4250 • www.canadiangoldhunter.com

NEWS RELEASE

CANADIAN GOLD HUNTER UPDATE ON CABALLO BLANCO EXPLORATION PROGRAM

July 10, 2007 (CGH – TSX) ... Canadian Gold Hunter Corp. (the "Company") is pleased to announce that Almaden Minerals Ltd. ("Almaden") has completed a property wide exploration program on the Caballo Blanco project, Mexico. This program was managed by Almaden and commenced prior to the formation of an option agreement whereby the Company can acquire a 70% interest in the property (see Almaden news release of April 17, 2007). Future work on the Caballo Blanco project will be managed by the Company.

The work program consisted of detailed geologic and alteration mapping, rock chip sampling, grid soil and geophysical surveys and stream sediment sampling. In total 60.5 kilometers of Induced Polarization ("IP") and ground magnetic geophysics was completed and roughly 2,650 soil samples were taken.

The data is presently being compiled by both companies. Some geochemical results are still awaited from the laboratory. Results will be released as they are interpreted and compiled.

The geophysical and geochemical data collected in this program will be invaluable in targeting drill holes to follow up on encouraging drill results from earlier drill programs on the property. The Company plans to carry out a CSAMT survey to further refine the IP targets prior to commencement of drilling in the fall.

The rock, soil and stream sediment samples were prepared and analyzed by ALS Chemex laboratories of North Vancouver using industry standard fire assay, ICP and wet geochemical techniques. Standards and blanks were included in the rock sample shipments as part of an ongoing quality control program. Morgan Poliquin, M.Sc., P. Eng., a director of Almaden, is the qualified person reviewing the technical information in this news release under the meaning of National Instrument 43-101.

ON BEHALF OF THE BOARD

Richard J. Bailes
President

For further information, please contact:
Sophia Shane, Corporate Development (604) 689-7842

Canadian Gold Hunter Corp.
2101 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Tel: (604) 689-7842 • Fax: (604) 689-4250 • www.intlcurator.com

May 2, 2007

FILE NO: 82-1540

Securities and Exchange Commission
Office of International Corporate Finance
450 – 5th Street N.W.
Washington, DC 20549
USA

Dear Sirs:

Re: Press Release dated May 2, 2007

Please find enclosed a press release which was disseminated today. This press release is filed in maintenance of the company's 12-G exemption.

Yours very truly,

CANADIAN GOLD HUNTER CORP.

Sophia Shane,
Corporate Development

Enc.

CANADIAN GOLD HUNTER CORP.

2101 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Telephone: (604) 689-7842 • Facsimile: (604) 689-4250 • www.canadiangoldhunter.com

NEWS RELEASE

CANADIAN GOLD HUNTER ANNOUNCES CDN $6.75 MILLION PRIVATE PLACEMENT

May 2, 2007 (CGH – TSX) ... Canadian Gold Hunter Corp. (the "Company") is pleased to announce that it has agreed to sell on a non-brokered, private placement basis up to an aggregate of 3 million common shares of the Company at a price of Cdn $2.25 per share for gross proceeds of Cdn $6.75 million. A 4% finder's fee may be payable on a portion of the private placement. Net proceeds of the private placement will be used towards the acquisition of a 70% interest in the Caballo Blanco gold property in Veracruz State, Mexico and the upcoming work program on the project as well as for general corporate and working capital purposes. The private placement is subject to regulatory approval. Shares issued pursuant to the private placement will be subject to a 4 month hold period.

As announced on April 16, 2007 the Company signed a letter of intent with Almaden Minerals Ltd. ("Almaden") to acquire a 70% interest in the Caballo Blanco gold property. Caballo Blanco is a large, high-sulphidation epithermal gold system that has seen limited work to date. The property is located on the Gulf of Mexico roughly 60 kilometres north of the port city of Veracruz. Infrastructure is excellent as the prospective areas are all located within 10 kilometres of the Panamerican highway and a power plant.

The property covers three large areas of mineralization known as the Northern Zone, the Highway Zone and the Central Grid Zone. Extensive alteration typical of high sulphidation gold systems is associated with the Northern and Highway Zones. Limited drilling (from one drill site) in the Northern Zone has intersected 108 metres grading 1.14 g/t gold in drill hole CB-05-03, 92.7 metres grading 1.0 g/t gold in CB-06-01 and 76 metres grading 1.70 g/t gold in CB-06-03 (Almaden news releases dated August 8, 2005 and August 10, 2006). This mineralization is hosted in explosive breccias with several events of superimposed silicification and alteration.

Examples of high-sulphidation gold deposits are Yanacocha in Peru, which contains 13.4 million ounces of gold in 377.2 million tonnes grading 1.1 g/t gold and Veladero in Argentina, which contains 11.4 million ounces of gold in 337 million tonnes grading 1.1 g/t gold.

The Central Grid Zone is a gold-rich porphyry target, in which drill hole CB-04-01 intersected 56 metres grading 0.84 g/t gold and 0.34% copper (Almaden press release dated June 1, 2005).

Under the terms of the letter of intent, the Company can earn a 70% interest in the project by expending US$12.0 million over a period of six years, of which US$1.5 million is a firm commitment in the first year. In addition Canadian Gold Hunter will issue 1.0 million common shares to Almaden and make a cash payment of US$500,000 on signing a formal option agreement. The Company will then fund all costs required for the completion of a bankable feasibility study; after such time the two parties shall each fund their pro rata share of all costs required in connection with development and mining operations.

The geological data in this press release were verified by qualified person Jan Christoffersen, P.Eng., Vice President for Canadian Gold Hunter. Canadian Gold Hunter's due diligence check samples were analyzed for gold by fire assay by ALS Chemex in North Vancouver, B. C., Canada.

ON BEHALF OF THE BOARD
Richard J. Bailes
President

For further information, please contact:
Sophia Shane, Corporate Development (604) 689-7842

Canadian Gold Hunter Corp.
2101 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Tel: (604) 689-7842 • Fax: (604) 689-4250 • www.canadiangoldhunter.com

July 16, 2007

FILE NO: 82-1540

Securities and Exchange Commission
Office of International Corporate Finance
450 – 5th Street N.W.
Washington, DC 20549
USA

Dear Sirs:

Re: Press Release dated July 16, 2007

Please find enclosed a press release which was disseminated today. This press release is filed in maintenance of the company's 12-G exemption.

Yours very truly,

CANADIAN GOLD HUNTER CORP.

Sophia Shane,
Corporate Development

Enc.

CANADIAN GOLD HUNTER CORP.

2101 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Telephone: (604) 689-7842 • Facsimile: (604) 689-4250 • www.canadiangoldhunter.com

NEWS RELEASE

CANADIAN GOLD HUNTER ANNOUNCES NEW COPPER-GOLD PORHYRY DISCOVERY AT CABALLO BLANCO

July 16, 2007 (CGH – TSX) ... Canadian Gold Hunter Corp. (the "Company") is pleased to announce that geologic mapping and geochemical sampling has identified a new area of copper-gold mineralization associated with quartz stockwork and alteration on the Caballo Blanco property, Mexico. The new area is located two and one-half kilometres north of the Central Grid Zone, where porphyry copper-gold mineralization is known to occur.

Twenty three rock samples (outcrop and float) were taken within an 800 by 400 metre area underlain by quartz stockwork and alteration. These samples returned up to 1.5 g/t gold and 0.15% copper and averaged 0.18 g/t gold and 213 ppm copper. Five four-kilometer lines, spaced 400 meters apart, were surveyed with induced polarization ("IP") and ground magnetics. Results from the IP geophysical survey show that the surface mineralization is associated with a large chargeability anomaly interpreted to represent significant disseminated sulphides. This chargeability anomaly, which appears to be largely buried, is two kilometres east-west by at least 1.5 kilometres north-south.

Soil samples were collected on 50-meter spacing along each line. Sixteen consecutive soil samples over the surface showing returned an average of 128 ppb gold (ranging from 41 to 400 ppb), 342 ppm copper (ranging from 57 to 1435 ppm) and 15 ppm molybdenum (ranging from 7 to 35 ppm). The alteration and mineralization are interpreted to be representative of a high level of exposure in a porphyry copper-gold system. The Central Grid Zone, where past drilling identified copper-gold porphyry mineralization including an intersection in hole CB-04-01 of 56 metres grading 0.84 g/t gold and 0.34% copper (see Almaden Minerals Ltd. ("Almaden") press release dated June 1, 2005), occurs about 2.5 kilometres south of the new discovery. The Company and Almaden are jointly reviewing these new results and look forward to planning a follow-up program to advance this promising new mineralized area.

In addition to the copper-gold porphyry mineralization in the Central Grid Zone, the Caballo Blanco property covers two large areas of high sulphidation gold mineralization known as the Northern Zone and the Highway Zone. Extensive alteration typical of high sulphidation gold systems is associated with these two zones. Limited drilling in the Northern Zone, which is the highest priority target on the property, has intersected 108 metres grading 1.14 g/t gold in drill hole CB-05-03, 92.7 metres grading 1.0 g/t gold in CB-06-01 and 76 metres grading 1.70 g/t gold in CB-06-03 (Almaden news releases dated August 8, 2005 and August 10, 2006). This mineralization is hosted in explosive breccias with several events of superimposed silicification and alteration.

High-sulphidation epithermal gold mineralization, such as that identified in the Northern and Highway Zones, has been shown elsewhere to be genetically related to copper-gold porphyry mineralization. Both styles of mineralization occur in volcanic environments with high-sulphidation gold mineralization often grading into porphyry mineralization at depth. At Caballo Blanco, porphyry mineralization is thought to be exposed in the Central Grid Area due to deeper erosion compared to that in the Northern and Highway Zones.

Samples were prepared and analyzed by ALS Chemex laboratories of North Vancouver using industry standard fire assay, ICP and wet geochemical techniques. Standards and blanks were included in the sample shipments as part of an ongoing quality control program. Morgan Poliquin, M.Sc., P. Eng., a director of Almaden, is the qualified person reviewing the technical information in this news release under the meaning of National Instrument 43-101.

Canadian Gold Hunter can earn a 70% interest in the Caballo Blanco property by spending US$ 12.0 million over 6 years.

ON BEHALF OF THE BOARD

Richard J. Bailes
President

END

For further information, please contact:
Sophia Shane, Corporate Development (604) 689-7842